Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067   www.xjet.com
express.press@expressjet.com
832.353.3333 **main**   877.958.NEWS **toll free**

News Release

EXPRESSJET ANNOUNCES UNILATERAL AMENDMENT OF 4.25% CONVERTIBLE NOTES DUE 2023

ExpressJet announces indenture amendment and provides an update on corporate developments

HOUSTON, July 22, 2008 – ExpressJet Holdings, Inc. (NYSE: XJT) announced today it plans to unilaterally amend the indenture governing its 4.25% convertible notes due 2023 in order to provide improved terms and additional flexibility for the noteholders. These benefits will apply to any noteholder holding the notes on August 2, 2008 following the consummation of the exchange offer that is currently being conducted as required by the indenture. Under the current indenture, noteholders may require the company to exchange their notes on August 1, 2008 and the company has begun the required exchange offer with the intention to satisfy the obligation wholly in shares of common stock. Those noteholders who retain their notes will automatically receive the benefits of the unilateral amendment, including:

- Security based on a pro-rata amount of collateral appraised at approximately $181 million, including approximately $96 million in spare parts and $85 million of spare engines;
- Coupon increased from 4.25% to 11.25% over the remaining note term; and
- An additional put right in three years or on August 1, 2011.

The amount of collateral described above will be based on the ratio of the aggregate principal of notes outstanding on August 2, 2008 to $128.2 million, the aggregate principal amount of notes outstanding today. The terms of this additional put right will be identical to those for the current rights under the indenture for August 1 of 2008, 2013 and 2018.

The trustee under the indenture is supportive of the company's decision to provide noteholders additional flexibility and improved terms beyond the August 1, 2008 put date. These amendments, however, must be reviewed and approved by the trustee before becoming effective. The company will issue a press release and file the amended documents with the Securities and Exchange Commission via a Form 8-K once the trustee's review is complete and the amendment has been executed by the company and the trustee.

ExpressJet also announced today that it received formal notification from NYSE Regulation, Inc. that it is not in compliance with the New York Stock Exchange (NYSE) $1.00 average share price continued listing standard. The standard requires that the average price per share of common stock be at least $1.00 per share over a 30-day trading period. This notification is subsequent to the stock being moved to trading on the NYSE's Arca market under a non-regulatory trading halt condition called a sub-penny halt. The company's common stock will continue trading on the NYSE Arca market until it trades above $1.10 per share for an entire trading day.

Under the NYSE rules, ExpressJet must return to compliance with the $1.00 average share price continued listing standard within 6 months to avoid delisting. The company intends to do so and is pursuing various solutions to satisfy the standard, including the previously announced suspension of unprofitable, branded flying operations on September 2, 2008 and the achievement of $100 million in cost savings initiatives related to the amended capacity purchase agreement with Continental Airlines, Inc. which became effective on July 1, 2008. Additional alternatives that may be reviewed include a reverse stock split, which would require ExpressJet stockholder approval.

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ExpressJet has already made progress related to its cost savings measures including instituting a wage and benefit reduction of up to 5% for its management and clerical employees that became effective July 16, 2008 and offering various early out and company sponsored leave programs.

The company will report its second quarter financial results and provide a further strategic update on Wednesday, August 6, 2008, at 10:00 a.m. EDT (9:00 a.m. CDT).

A live webcast of the call will be available at www.expressjet.com. To access the conference call by phone, dial (866) 638-3022 approximately 10 minutes prior to the scheduled start time and ask to join the ExpressJet call. International callers should dial (630) 691-2765.

ExpressJet Background

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 166 destinations in North America and the Caribbean with approximately 1,450 departures per day. Operations include capacity purchase and pro-rate agreements for mainline carriers; providing clients customized 50-seat charter options; and ExpressJet branded flying, providing non-stop service to markets concentrated in the West, Midwest and Southeast regions of the United States. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States.   For more information, visit www.expressjet.com.

Important Information Regarding Tender Offer

This report is not a recommendation, an offer to purchase or a solicitation of an offer to sell any securities of the company. The company has commenced such tender offer as required under the indenture and filed with the SEC a tender offer statement on Schedule TO-I and related exhibits, including an offer to exchange, letter of transmittal and related documents. The company has also mailed such materials to the noteholders. Noteholders are urged to carefully read these documents, as they contain important information, including the various terms of, and conditions to, the tender offer. Noteholders can obtain a copy of the tender offer statement on Schedule TO-I, offer to exchange, letter of transmittal and related documents free of charge from the SEC's EDGAR database, which can be accessed through the SEC's Internet site (http://www.sec.gov).

Forward Looking Statement

Some of the statements in this document are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect actual results, and variances from current expectations regarding these factors could cause actual results to differ materially from those expressed in the forward-looking statements. Some of the known risks that could significantly impact revenues, operating results and capacity include, but are not limited to the company's continued dependence on Continental for the majority of its revenue; the company's new operations are less profitable than historical results; record-breaking fuel prices; competitive responses to the company's branded entry into new markets; certain tax matters; reliance on technology and third-party service providers; flight disruptions as a result of operational matters; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the Securities and Exchange Commission, including its 2007 annual report on Form 10-K. The events described in the forward-looking statements might not occur, or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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